

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 12, 2022

Youyi Zhu
Chief Financial Officer
China Natural Resources, Inc.
Room 2205, 22/F, West Tower, Shun Tak Centre
168-200 Connaught Road Central
Sheung Wan, Hong Kong

> **Re: China Natural Resources, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response dated November 16, 2022**
> **File No. 000-26046**

Dear Youyi Zhu:

We have reviewed your November 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2022 letter.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information
D. Risk Factors, page 1

1. We note your response to prior comment 3. Please revise your disclosure to state that all the legal and operational risks associated with having operations in the People's Republic of China ("PRC") also apply to operations in Hong Kong and Macao. In addition, please include disclosure similar to the statement in your response regarding management's understanding with regard to restrictions, limitations, rules, or regulations under Hong Kong law that are commensurate to those of the PRC with respect to items (i) through (v) identified in your response.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation